UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   GRIFFITHS, SCOTT A
   450 FAUST LANE


   HOUSTON, TX  77024
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
   02/15/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SENIOR VICE PRESIDENT-
   DOMESTIC EXPLORATION
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     2,269          I  401(k) Plan
Common Stock                                                                                     3,382          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $5.8949         10/03/96       A         176                               (1)          03/22/99
(right to buy)
Non-Qualified Stock Option     $6.6762         10/03/96       A         6,688                             (1)          03/14/01
(right to buy)
Non-Qualified Stock Option     $7.1023         10/03/96       A         4,400                             (1)          01/04/03
(right to buy)
Non-Qualified Stock Option     $7.5995         10/03/96       A         4,400                             (1)          12/08/03
(right to buy)
Non-Qualified Stock Option     $7.6705         10/03/96       A         3,000                             (1)          01/24/00
(right to buy)
Non-Qualified Stock Option     $8.2387         10/03/96       A         13,200                            (1)          09/24/01
(right to buy)
Non-Qualified Stock Option     $9.4461         10/03/96       A         4,400                             (1)          01/23/05
(right to buy)
Non-Qualified Stock Option     $11.6875        09/16/98       A         20,000                            (2)          09/16/08
(right to buy)
Non-Qualified Stock Option     $12.1449        10/03/96       A         3,520                             (1)          01/22/06
(right to buy)
Non-Qualified Stock Option     $16.5000        07/15/98       A         20,000                            (3)          07/15/08
(right to buy)
Non-Qualified Stock Option     $16.5000        09/16/98       D (4)                      20,000                        07/15/08
(right to buy)
Non-Qualified Stock Option     $18.8125        07/15/97       A         12,000                            (3)          07/15/07
(right to buy)
Non-Qualified Stock Option     $21.9375        01/23/97       A         4,250                             (3)          01/23/07
(right to buy)
Phantom Stock Units (5)                        11/30/98       A         38
Phantom Stock Units (5)                        12/15/98       A         63
Phantom Stock Units (5)                        12/31/98       A         85

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Non-Qualified Stock Option     10/03/96  Common Stock                   176                       176           D   Direct
(right to buy)
Non-Qualified Stock Option     10/03/96  Common Stock                   6,688                     6,688         D   Direct
(right to buy)
Non-Qualified Stock Option     10/03/96  Common Stock                   4,400                     4,400         D   Direct
(right to buy)
Non-Qualified Stock Option     10/03/96  Common Stock                   4,400                     4,400         D   Direct
(right to buy)
Non-Qualified Stock Option     10/03/96  Common Stock                   3,000                     3,000         D   Direct
(right to buy)
Non-Qualified Stock Option     10/03/96  Common Stock                   13,200                    13,200        D   Direct
(right to buy)
Non-Qualified Stock Option     10/03/96  Common Stock                   4,400                     4,400         D   Direct
(right to buy)
Non-Qualified Stock Option     09/16/98  Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option     10/03/96  Common Stock                   3,520                     3,520         D   Direct
(right to buy)
Non-Qualified Stock Option     07/15/98  Common Stock                   20,000                                  D   Direct
(right to buy)
Non-Qualified Stock Option     09/16/98  Common Stock                   20,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     07/15/97  Common Stock                   12,000                    12,000        D   Direct
(right to buy)
Non-Qualified Stock Option     01/23/97  Common Stock                   4,250                     4,250         D   Direct
(right to buy)
Phantom Stock Units (5)        11/30/98  Common Stock                   38            $11.4844                  D   Direct
Phantom Stock Units (5)        12/15/98  Common Stock                   63            $8.9781                   D   Direct
Phantom Stock Units (5)        12/31/98  Common Stock                   85            $6.6531     186           D   Direct

Explanation of Responses:

(1)
The option, which represents a right-to-buy, vests incrementally over a four-year period beginning six months from date of grant.
(2)
The reported transaction involved the repricing of an existing option which was originally granted on July 15, 1998 and which provided for vesting in four equal annual installments commencing one year from date of grant.  The vesting terms were not amended at the time of repricing.
(3)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(4)
Cancellation of option in connection with grant of replacement option.
(5)
1-for-1
-
Reporting person's increase in balance of Securities Beneficially Owned in the 401(k) Plan reported in Table I is a result of contributions made during 1998.
-
To update ESOP information in Table I  previously provided to reflect 12/31/98 share information.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Scott A. Griffiths
DATE